
MICHELIN


07028530

November 29, 2007

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

SUPPL

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Letter to Shareholders dated September 2007.
- Press Release dated October 29, 2007.
- English translation of French text published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on November 2, 2007.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

Mark I. Williams
Vice President, Secretary
and General Counsel

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

Letter to Shareholders



SEPTEMBER 2007

Dear Madam, Dear Sir, Dear Shareholder,

At the last Annual General Assembly held this year on May 11, you approved the Company's new governance rules which I proposed. Didier Miraton and Jean-Dominique Senard have joined me as Managing Partners of the Michelin Group. This step forward will ensure a better spread of managerial responsibility and sustainability. Our Managing Partner team is at present fully operational and devoted to rapidly achieving our objectives.



Please accept our thanks for your vote of confidence.

The profitability of your Company improved significantly in the course of the first half of this year, benefiting from the continuity in structural cost control, a globally favorable market environment and raw material costs which were substantially less inflationary than they were last year.

All of the Group's activities have contributed to improving our operating margin, which reached 10.2% before non-recurring elements; this is an increase of +2.2 points year-on-year. The Passenger Car and Light Truck activities profited greatly from the excellent performance of the Michelin brand sales in the higher added-value market sectors: in the Truck Tire activity, the enhanced profitability was driven by the appreciable increase in sales volumes and the price hikes which stuck. Lastly, the Specialty activities (Agricultural, Earthmover, Aircraft and Two-Wheel) have yet again posted a most remarkable increase in their operating margin, as they continue to extract more value from the products and services sold.

After several semesters of modestly improving growth, I would like to emphasize the high standard of our commercial performance: the volume of sales is up by 3.6% reflecting not only favorable markets generally (with the exception of the Truck Tire segment in North America), but also the quality of the Michelin offering in both products and services that has enabled us to bolster our position in several areas throughout the world. I perceive this as a sign of increasing interest, by more and more demanding customers, for products of quality and more respectful of the environment.

Michelin's performance in the first half of this year encourages us to continue to steer along the course we chose 18 months ago, and it makes me confident that we shall reach the ambitious objectives of our "Horizon 2010" plan, in which a priority is to succeed in obtaining a return of at least 10% on capital invested and a significantly positive cash-flow.

I remain fully conscious, and so do our teams, of your support.

Michel Rollier




MICHELIN
A better way forward



First half 2007 earnings:

UPSWING IN MICHELIN'S FIRST HALF 2007 OPERATING MARGIN BY 2.2 POINTS TO 10.2% BEFORE NON-RECURRING ITEMS

STRONG INCREASE IN NET INCOME: +57.6%

Net sales: +4.7% (+8.2% at constant exchange rates) thanks to a continued high price/mix effect: +4.4%

Substantial free cash flow improvement: + EUR 382 million

During the first half of 2007, Michelin benefited from supportive markets, especially in Europe, South America and Asia in the Truck tire segment, a segment where demand was weak in North America. The price/mix effect was maintained at a high +4.4%, as the Group benefited from the favorable impact of price increases implemented during the second half of 2006 and from continued very positive mix. Combined with further streamlined SG&A costs and good sales performance, this progress translated into strong operating margin growth before non-recurring items to 10.2% (+2.2 pts) and EUR 436 million net income (+57.6%).

Simplified Income Statement

(IFRS, in EUR million)[1]	June 30, 2007	2007 / 2006 Change
Sales *At constant scope and exchange rates*	**8,401.6**	+ 4.7% *+ 8.2%*
Sales volumes		+ 3.6%
Operating income before non-recurring income and expenses	**860.6**	+ 33.5%
Operating margin before non-recurring income/expenses	***10.2%***	*+ 2.2 pts*
Operating income	**797.7**	+ 64.4%
Operating margin	***9.5%***	*+ 3.5 pts*
Net income	**436.3**	+ 57.6%

[1] Consolidated financial statements at June 30, 2007 have been prepared in accordance with the rules and methods of the International Financial Reporting Standard (IFRS).

Group net sales rose by 4.7%

At constant exchange rates, sales are up by 8.2% compared to the first half of 2006 because of the following:

- A strongly positive volume effect (+3.6%) due to the fine performance of the Group in the Passenger Car and Light Truck tire markets in Europe, South America and Africa and in the Middle East. Its strategy paid off in Asia and China in particular. In addition there was a strong growth of Truck tire sales volumes in Europe, South America and Asia in both the Original equipment and Replacement segments;
- At constant currency, the price/mix effect remained very strong at +4.4%:
  - the impact, early in the year, of the price increases implemented mainly during the second half of 2006;
  - further enrichment of the brand and segment mixes.
- The highly negative (-3.2 %) impact of the variations in exchange rates.

Group operating margin before non-recurring items was up 2.2 points

At EUR 861 million, operating income before non-recurring items increased 33.5% (+216 EUR



million), which can be explained by:

- + EUR 107 million volume impact;
- + EUR 369 million reflecting a largely positive price/mix;
- - EUR 104 million from the impact of currency exchange variations;
- - EUR 35 million due to a slight increase in selling and marketing expenses and depreciation, while the Group further improved its industrial productivity and the efficiency of its Group services;
- - EUR 121 million due to external cost increases, of which raw materials alone accounted for EUR 114 million, following a dramatic hike in the second half 2006.

Net income sharply increased to EUR 436 million

Taking into account the EUR 63 million increase in the Group's tax burden chiefly related to the improvement of its results, the EUR 159 million net result increase year-on-year can be analyzed as follows:

- + EUR 216 million improvement of operating income before non-recurring items;
- A decrease of EUR 97 million in restructuring charges for the first half: EUR 63 million related to focusing the Ota Japanese plant on its core business in 2007, while EUR 160 million were booked in 2006 for the closing of BFGoodrich's Kitchener plant in Canada;
- Net financial expenses were up EUR 90 million in the year half, the Group having recorded EUR 114 million capital gains in 2006 from the sale of its holding in PSA.

The Group's financial structure has been further improved

Gearing reached 86% as at June 30, 2007, posting a 3-point improvement versus December 31, 2006.

The free cash flow[1] improved substantially: + EUR 382 million for the following reasons:

- EBITDA[2] increased significantly : + EUR 218 million;
- There was a sharp improvement in working capital requirement because of a clear improvement in inventory change, demonstrating very proactive industrial management within the Group while trade receivables were relatively stable and sales trends were more favorable in 2007 than in 2006;
- Capital expenditures were stable at around EUR 500 million;
- The negative impact of - EUR 56 million in financial investments mainly resulted from the impact in the first half of 2006 of the sale of the Group's holding in PSA.

In the course of the first half of 2007, the increase in the net debt of EUR 142 million can be explained in part by the financing of the EUR 31 million negative free cash flow, the dividends of EUR 215 million paid out in May 2007 and the impact on debt of currency conversion, mainly resulting from the 2.1% depreciation of the US dollar versus the euro between January 1 and June 30, 2007;

Outlook for 2007

Over the full year, European Truck tire markets should remain strong and original equipment demand should accelerate; in North America, the replacement market should pick up slightly although not translating into net growth for the full year. In emerging regions, markets are expected to remain very strong, especially in Asia and South America.

The Passenger Car and Light Truck replacement markets should post moderate growth in all regions.

In light of the effects observed in the first half and those expected in the second half, Michelin expects the impact over the full year 2007 on the Group's P&L of raw material price increases to be an additional burden of EUR 60 million versus 2006.

In light of healthy demand, despite higher average raw material costs in the second half than in the first, Michelin therefore confirms that fiscal 2007 should post a substantial improvement relative to financial year 2006. Full-year operating margin before non-recurring items therefore, is expected to approach the first year-half level.

[1] The free cash flow = cash flows from operating activities – cash flows from investing activities

[2] Earnings before finance costs, income tax, depreciation and amortization



Segment information

	Net Sales			Operating income before non-recurring items		Operating margin before non-recurring items	
	1st half 2007			1st half 2007		H1 2007	H1 2006
	in EUR million	as a % of total	H1 2007 / H1 2006	in EUR million	as a % of total		
SR1*	**4,489**	53	+ 2.8%	**443**	51	**9.9%**	8.0%
SR2**	**2,746**	33	+ 4.5%	**200**	23	**7.3%**	5.5%
SR3***	**1,167**	14	+ 13.4%	**218**	26	**18.7%**	14.8%
Group	**8,402**	**100**	**+ 4.7%**	**861**	**100**	**10.2%**	**8.0%**

*Passenger Car and Light Truck and related distribution activities - **Truck and related distribution activities - ***Specialty activities

SR1 (Passenger Car and Light Truck & related distribution)

Despite the negative impact of raw material costs (especially in the 1st quarter) and the very unfavorable currency effect, the segment's 1.9 point operating margin increase reflected a combination of several favorable factors including:

- A favorable price effect resulting from the full impact on the first half 2007 of the price increases implemented throughout 2006;
- Further significant brand and segment mix enrichment: the Michelin brand further strengthened its positions in the world's principal markets; at the same time, the Group benefited from the steady enrichment of the Passenger Car and Light Truck tire markets in the high-performance, SUV and winter segments;
- Production (excluding raw materials) and logistics costs that have been improving compared to last year.

SR2 (Truck & related distribution)

The operating margin posted +7.3%, driven by favorable volume and price effects, which is a 1.8 point increase year-on-year.

This improvement was due, on the one hand, to significant sales volume increases in Europe, South America and Asia, and on the other hand, to a highly favorable price effect supported by multiple price increases implemented in 2006 and in the first half of 2007 across Europe, North America and Japan.

However, this was mitigated by a significant additional raw material cost burden at the beginning of the year 2007 compared to the same period of 2006, which was mainly the result of the natural rubber price hike at the end of the first half of 2006, and a negative exchange rate impact.

The reporting segment's industrial capacity was stretched to the limit and was unable to satisfy all demand.

SR3 (Specialty businesses)

At 18.7% versus 14.8% year-on-year, the operating margin posted nearly a 4-point improvement.

All of the segment's tire businesses contributed to this outstanding performance:

- The price effect has been particularly robust, especially in Earthmover tires (recording the full impact over the first half of price increases implemented in 2006) and Aircraft (following a new round of commercial contract negotiations);
- Sales volumes also increased, supported by strong demand for high-technology tire products.





CONSOLIDATED INCOME STATEMENT FOR 1st HALF OF 2007

EUR million	**1st half 2007**	1st half 2006
Sales	**8,402**	**8,023**
Cost of sales	(5,815)	(5,670)
Gross profit	**2,587**	**2,353**
Sales and marketing expenses	(886)	(874)
Research and development expenses	(295)	(302)
General and administrative expenses	(477)	(497)
Other operating income and expenses	(68)	(35)
Operating income before non-recurring expenses	**861**	**645**
Non-recurring expenses	(63)	(160)
Operating income	**798**	**485**
Cost of net debt	(144)	(158)
Other financial income and expenses	18	123
Share of profit / (loss) from associates	4	4
Income before taxes	**676**	**454**
Income tax	(240)	(177)
Net income	**436**	**277**
Attributable to Shareholders	437	276
Attributable to non-controlling interests	(1)	1
Earnings per share (in euros)		
Basic	3.00	1.90
Diluted	2.96	1.90

SIMPLIFIED CONSOLIDATED BALANCE SHEET ON JUNE 30, 2007

EUR million	**June 30, 2007**	December 31, 2006	June 30, 2006
Non-current assets	8,918	8,992	8,755
Current assets	8,401	7,882	7,682
TOTAL ASSETS	**17,319**	16,874	16,437

EUR million	**June 30, 2007**	December 31, 2006	June 30, 2006
Total equity	5,022	4,688	4,357
Non-current liabilities	7,016	6,342	7,342
Current liabilities	5,281	5,844	4,738
TOTAL LIABILITIES AND EQUITY	**17,319**	16,874	16,437



Michelin wins the Le Mans 24 Hours for the tenth year in a row!

Michelin Energy Saver: Less CO_2 with every turn of the wheel

Unveiled to the public at the same time as the new Peugeot 308, the new Michelin Energy Saver tire also played a star role at the Frankfurt motor show from September 13 to September 23, 2007.

Michelin was an early comer to French car maker's innovation program for its new model, and made a significant contribution to the energetic performance of the Peugeot 308. The new Michelin Energy Saver improves rolling resistance by 20% and consequently reduces the amount of energy needed for traction, delivering fuel efficiency that is superior to the market average today.



The technology used results in fuel savings of nearly 0.2 l per 100 km in a mixed cycle that is a CO_2 reduction of approximately 4 g of CO_2 per km. Over a vehicle's life time, this corresponds to a reduction of about 1 tonne of CO_2 emissions into the atmosphere .

Michelin wins double recognition in Germany

Michelin's motor bike tire, the *Pilot Road 2, has just* been rated the best tire in the Sport Touring Radial Segment by Motorrad, the German motor bike magazine, which has the greatest number of readers when compared to all the other European motorbike magazines. Motorrad tested the Michelin tire and its six main competitors. This test, considered to be the most important and the most professional in Europe, singled out the Michelin Pilot Road 2, especially for its grip qualities on wet ground and its durability.

As was the case in 2005, Michelin came in first in the survey on brand image enjoyed by suppliers in the transportation and logistics sector in Germany. With a score of 844 points out of a possible total of 1,000, Michelin is the overall winner. The ranking was determined by the public opinion survey institute TNS Emnid. Michelin is the only supplier to have obtained the 'excellent' appraisal rating.

Michelin Truck Tire moves into overdrive in China



Five years from now, the Chinese road network will be the world's largest. Requirements in terms of transportation and the tire market are evolving just as quickly. The Michelin Truck Tire business segment is determined to expand even more quickly than the Chinese tire market. Michelin's strategy is twofold:

- Propose tires with increasingly improved performance assets. This is what has been achieved in the new E and Y Truck Tire and Bus ranges, which represent 8% of the tire volume sold in China. These new radial tire ranges match the government priority in road safety in a market with a small percentage of radial tires.
- Develop distribution. It is Michelin's ambition to have 2,000 points of sale for Truck Tires in China by 2010. The first of these was inaugurated in April in Sanhe, a city in the Hebeï province. Since then, *more than a hundred* distributors have chosen to renovate their point of sale with this new identity, thereby benefiting from the advantages in the program proposed by Michelin.

Michelin invests in Canada

Michelin North America (Canada) Inc. and the Canadian province of Nova Scotia announced in July that they had a joint investment project of 50 million dollars to modernise and to increase tire production capacity at the Bridgewater Plant. Michelin will finance the extension project to the tune of 44 million dollars, whereas the province will invest up to 6 million dollars.

The installation of modern high performance equipment in this plant will provide about 50 additional jobs and enable production to be increased. Michelin's plant in Bridgewater manufactures steel cord and tires for passenger cars, light trucks and 4-wheel drive vehicles. This extension will enhance plant flexibility and enable the production of bigger, better and more sophisticated tires.

The headquarters of Michelin North America (Canada) Inc. is located in Laval (in Quebec). There are about 3,700 people on the payroll of the three factories.



The Tour de France: a laboratory environment to test the next range of high performance bicycle tires.

Ambitious objectives for the environmental performance of Michelin Group plants

Today, 100% of Michelin tires are manufactured in ISO 14001 environmentally certified plants. The Group's ambition now is to continually reduce the environmental impact of each of its sites, while at the same time pursuing improved economic performance.

To achieve this goal, an environmental performance indicator called the MEF (Michelin sites Environmental Footprint) has been defined. This indicator includes six of the most relevant environmental components: water and energy consumption, carbon dioxide (CO_2) and volatile organic compound (VOC) emissions, the generation of waste and its disposal in landfills. After working closely with the Central Environment Team and the different entities, the Group drew up the progress objectives for each indicator component and each entity.

After allowing for the weighting of all six indicator components, the global objective is to reduce the MEF by 20% by the year 2011, compared to a base established over the year 2005.

The MEF indicator has been integrated into the Group's corporate scorecard and now gives rise to a quarterly report.



The Michelin Guide continues its world-winning coverage

Having covered New York and San Francisco in 2005 and 2006, Michelin has announced that it will expand its North American hotel and restaurant guide series to include guides for Los Angeles and Las Vegas, two highly popular tourist venues. The guide for each city will provide a careful selection and rating of restaurants and hotels in all categories of comfort and prices, using a reader-friendly layout suited to the North-American public.

In addition, the Michelin Guide Tokyo, the first Michelin Guide to enter the Asian market, will be launched in 2008.

"Gastronomy in Japan is an integral part of the country's culture in which culinary traditions express a way of life that has discerningly combined both refinement and pleasure in its cuisine," explained the Group's Managing General Partner, Michel Rollier, when the announcement was made.

These three guides will be released in November, making a total of 19 guides in the 2008 collection covering 22 countries.

The Montreal Subway on Michelins


STM

Having been a privileged supplier to the Montreal Transportation Company since 1966, Michelin now has equipped the subway train with its uniquely designed XPMA tires. The tires are being used on the new subway line that runs from Montreal to Laval in Canada. Michelin closely collaborated with transport specialists to design this subway radial tire which meets the highest standards in terms of comfort (smooth steering, sound level is cut by half), safety (improved grip) and economy (reduced tire mass)

Every day, Bibendum carries 50,000 passengers on this new subway line!

Michelin Lifestyle promotes mobility

Michelin Lifestyle is at no loss for ideas to offer everyone improved mobility!

A new child safety car seat available since April in France, Belgium and Switzerland shows Michelin Lifestyle's focus on improving mobility from early childhood. The car seat is fitted with a new height-adjustable system for the growing child.



In its partnership with Ukan, Michelin also has introduced a new range of roller skates, spearheaded by a new concept in urbane mobility called Skate'n Walk. The skate is a unique combination of a shoe and a "cockpit" system enabling you to get around town, either skating or walking by simply removing the roller support!

Tennis players have not been forgotten with the launching of a new Babolat high-tech tennis shoe featuring the Innovative Michelin Sole, tested and used by major champions such as Andy Roddick.

CALL FOR CANDIDATES

Shareholders' Consultative Committee

Should you wish to become a member of our Shareholders' Consultative Committee, you may send a handwritten letter of interest and your curriculum vitae before October 31, 2007 to Cabinet CERA - For the attention of Cécile Charbonnier - Le Dauphiné Part Dieu - 78, rue de la Villette - BP 3211 - 69 403 LYON CEDEX 03 - France - Email address: conseil-rh2@cera.fr

The Committee's role is to contribute to the improvement of communication with Michelin Group Individual Shareholders. There are 12 members on the Committee, one third of the incumbents being renewed each year. The Committee meets at least twice every year.



Variation of CAC 40 index and the Michelin share price

	12/31/2002	08/31/2007	Variation over the period	12/31/2006	08/31/2007	Variation over the period
CAC 40	3,063.91	5,662.70	84.82%	5,541.76	5,662.70	2.18%
Michelin share	32.86	92.47	181.41%	72.50	92.47	27.54%
Difference between Michelin and CAC 40			+ 96.59			+ 25.36

- *Highest 2007: 106.70 € on July 9*
- *Lowest 2007: 67.75 € on January 12*
- *Average volume of daily transactions since the beginning of the year: 1,202,642 shares*

Euronext Paris - Eurolist
Local equity - Compartment A
Deferred payment service (SRD)
ISIN: FR0000121261
Indices: CAC 40, Euronext 100
Par value: 2 euros
Number of shares: 143,887,884


400
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01/2004
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Michelin — World automobile index
CAC 40 — World tire index

UPCOMING EVENTS

- ☐ ***Shareholder meeting in Paris:*** October 15, 2007 at the Carrousel du Louvre
- ☐ ***Publication of net sales for third Quarter:*** October 29, 2007, after the close of the Paris Stock Exchange
- ☐ ***Shareholder meeting in Tours:*** November 29, 2007 at the Centre International de Congrès Vinci
- ☐ ***Shareholder Meeting in Montpellier:*** December 10, 2007 at the Corum - Palais des Congrès

SHAREHOLDER RELATIONS
Jacques Engasser
EMPLOYEE SHAREHOLDER RELATIONS
Corinne Cazabonne

12, cours Sablon
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel: 33 (0) 4 73 98 59 00
Fax: 33 (0) 4 73 98 59 04
actionnaires-individuels@fr.michelin.com

FINANCIAL COMMUNICATION
Christophe Mazel
Jacques-Philippe Hollaender

23, Place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel: 33 (0) 4 73 32 24 53
33 (0) 1 45 66 16 15
Fax: 33 (0) 1 45 66 13 19
investor-relations@fr.michelin.com

INTERNET ADDRESS
www.michelin.com/corporate

SEPTEMBER 2007

Michelin - Corporate Communications - FO


MICHELIN
a better way forward

PRESS RELEASE
Clermont-Ferrand, October 29, 2007

Quarterly Financial Information to September 30, 2007

Michelin Announces Consolidated Net Sales up 4.0% to EUR 12.6 billion for the first 9 months of 2007 (up +7.2%, at constant exchange rates)

- Over the first 9 months of 2007, Michelin's sales **volumes** posted nearly 3% year-on-year growth. After a 3.6% increase for the first 6 months of the year, this growth continued at a somewhat slower pace in the third quarter (+ 1.4%): Passenger car and light truck replacement business was impacted by less supportive European and North American markets throughout the quarter, while the Truck tire segment of the United States was affected as truck OEM activity experienced a sharp decline.
- The **price/mix** effect was maintained at a high level, above 4%.
- The **currency** impact was strongly negative at -3.0% mainly due to further euro appreciation versus the U.S. dollar.

During the third quarter 2007, **original equipment** truck tire market dynamics continued in Europe, Asia and South America; similarly, passenger car and light truck tire markets were supportive, both in the mature countries and in Asia and South America, reflecting a continuous rise of living standards and strong economic growth in those two regions. Passenger car and light truck and truck **replacement** markets recorded weak growth at best in Europe as well as in North America: Europe's winter segments of passenger car and light truck replacement markets were not as dynamic as in 2006; truck tire operations were affected by a bearish economic environment in the United States and somewhat slower growth in Western Europe.

The Group confirms its estimation of a moderate cost burden increase of around EUR 60 million for raw material costs over the full year 2007 versus 2006. The latest round of price increases for a number of raw materials, including natural rubber and oil, will not impact the Group's 2007 results.

Against this background, Michelin confirms that fiscal 2007 should post a substantial improvement relative to financial year 2006. Full-year operating margin before non-recurring items is therefore expected to approach the first year-half level.

(in EUR million)	**3rd Quarter 2007**		**9 months 2007**	
Sales	**4,184** ***(+ 2.5% / Q3 2006)***		**12,586** **(+4.0% / 9 months 2006)**	
Change at constant exchange rates	***+ 5.2%***		***+ 7.2%***	
Sales	***Total Change*** ***Q3 2007/Q3 2006***		***Total Change*** ***9 months 2007/ 2006***	
	(€m)	**Total %**	**(€m)**	**Total %**
sales:	**+ 103**	**+ 2.5%**	**+ 482**	**+ 4.0 %**
of which volumes:	**+ 59**	**+ 1.4%**	**+ 345**	**+ 2.9 %**
Price/mix:	**+ 153**	**+ 3.7%**	**+ 522**	**+ 4.2 %**
Currency	**- 109**	**- 2.5%**	**- 385**	**- 3.0 %**

MICHELIN
A better way forward

1. Overview of the operating environment

1.1 Tire Market Trends

Q3 2007 market compared with Q3 2006

	Europe	North America	Asia	South America	Africa/Middle-East
Passenger car / light truck Original equipment	+ 5.8%	+ 5.4%	+ 22.4%	+ 19.1%	+ 3.2%
Passenger car/light truck Replacement	- 1.1%	+ 0.4%	+ 2.9%	- 1.0%	+ 3.3%
Truck Original equipment *	+ 17.6%	- 39.2%	+ 7.8%	+ 32.9%	- 0.3%
Truck Replacement*	- 0.1%	- 4.1%	+ 4.3%	+ 15.4%	+ 5.4%

* Europe (Excluding CIS)

First nine months 2007 market compared with first nine months 2006

	Europe	North America	Asia	South America	Africa/Middle-East
Passenger car / light truck Original equipment	+ 3.7%	- 1.8%	+ 11.1%	+ 12.9%	+ 3.2%
Passenger car/light truck Replacement	+ 0.1%	+ 1.4%	+ 2.7%	+ 0.9%	+ 3.3%
Truck Original equipment *	+ 14.7%	- 29.5%	+ 9.2%	+ 30.5%	- 0.4%
Truck Replacement*	+ 3.9%	- 4.4%	+ 6.9%	+ 12.1%	+ 5.4%

* Europe (Excluding CIS)

In Europe,

- **Passenger car and light truck replacement** markets were stable in the first nine months of 2007, resulting from sharp differences between Western Europe (down - 1.4%) and Eastern Europe (up + 5.2%) with continued strong growth. German and Scandinavian markets were impacted by winter market performance below 2006 levels when growth had been especially strong.

  Further segment mix enrichment was achieved as the S & T mass segment slipped 6.0% at September's end, while strong growth was recorded in the V & Z (+ 7.0%), and SUV (+ 12.5%) segments.

- **Truck replacement** markets posted satisfactory growth of approximately 4% over the first 9 months of the year versus the same period of 2006, even though demand slackened with flat growth recorded in the third quarter. This largely resulted from a less supportive economic environment, although Eastern European economies continued to post positive trends.

- **Passenger car and light truck original equipment** markets grew a sharp + 3.7% in the first nine months of 2007, stimulated in particular by the OEMs operating in Eastern Europe.

- In **truck original equipment**, the buoyancy of the power unit market was confirmed with 11% growth over the first 9 months of 2007 (+15% in the third quarter 2007 alone versus the same period in 2006). This change was mainly driven by sustained Eastern European OEM business performance and by exports.

  The trailer market growth also remained impressive (+20% year-on-year in the third quarter 2007).

In North America,

- **Passenger car and light truck replacement** markets recorded modest + 1.4% growth over the first nine months of the year; imports from Asia remained at a high level. Recent U.S. economic developments, and more specifically the « subprime » market crisis, has not, so far, altered the driving habits of American households.

- **Radial truck tire replacement (new tires)** markets were down more than 4% year-on-year over the region in the first 9 months of 2007: market slackness, largely related to a lackluster economic environment and a slowdown in road transportation activity over a number of months, was experienced in all three countries of the region, and more acutely in Canada, due to Canadian dollar appreciation versus the U.S. dollar. It is notable that a sharp year-on-year reduction in Asian imports has been recorded.

  The **retread** market was down 1.6%.

- **The Passenger car and light truck original equipment** market rose a significant + 5.4% in the third quarter 2007 compared with the third quarter of 2006. As a result, this market was only down 1.8% over the first 9 months of 2007. This recent upturn was an achievement of America's Big Three, which all posted performance improvements.

- **Truck original equipment** markets fell a sharp 29% versus the first nine months of 2006. This trend is fully aligned to Group estimates published early in the year.

Other Regions

- In **Asia, global passenger car and light truck replacement** markets growth was nearly 3%, although sharp differences were noted from country to country: China still posted very strong growth (nearly 20%), while Japan suffered from a sharply declining winter market; the region's other markets were globally stable. On the **original equipment** front, vigorous +11.1% growth was maintained.

  Radial truck original equipment and **replacement** markets continued to grow strongly (+ 7.3%), mainly driven by local supply and continued adoption of radial tire technology (up 2 points versus last year). The Australian market grew more than 20%, which largely benefited imports from Asia. China was also up a strong +10%, while Thailand benefited from adoption of radial tire technology by the original equipment market. This contrasted with sharp decline on the Japanese market.

- **South America's passenger car and light truck replacement** market was up a modest + 0.9% over the first 9 months of the year versus the same period of 2006. Imports from Asia stabilized around last year's level. The very strong growth recorded in the **original equipment** market was due to widespread access to bank loans and extremely attractive interest rates.

  Truck tire markets, both in the **replacement** (+ 12.1%) and **original equipment** segments (+30.5%), remained healthy due to a dynamic agrifoods business, especially soya bean culture (whose prices rose significantly compared to previous years' levels) and to a more flexible money lending environment, which helped operators renew their truck fleets. Also, the level of imports from Asia stabilized after a sharp increase recorded in 2006.

Key changes in the Specialty tire markets

- **Earthmover:** world demand was sustained, except for civil engineering in the United States, which was down significantly. Despite the gradual production increases by most tire manufacturers, all market needs are still not being met, especially in the mine and quarry segments.

- **Agricultural:** the increase in original equipment manufacturer demand was confirmed, especially for large and powerful tractors (150 hp and beyond). Tire replacement markets remained slightly down versus 2006.
- **Two-Wheel:** the principal motorcycle markets continued to grow versus 2006.
- **Aircraft:** all markets and segments experienced sustained growth; the radial tire segment is clearly experiencing a significant imbalance between tire manufacturer supply and airline demand.

1.2 Raw Material Cost Trends

During the first nine months of the year, the cost of raw material procurements was globally in line with Group assumptions previously communicated, although a certain inflationary trend was observed in the last few weeks on natural rubber and oil prices:

- the recent increase in **natural rubber** prices mainly resulted from the U.S. dollar depreciation versus the Thai bath and the Indonesian rupee, which has led producers to increase prices. In addition, **oil** price increases and generally mineral and vegetal raw materials have indirectly induced natural rubber price increases although no structural imbalance between supply and demand was noted.
- The increase in **oil** prices has already had a direct impact on carbon black and butyl prices though not yet on monomers used in the manufacture of synthetic rubber.

Owing to the time lag between raw material purchases and their impact in the Group's P&L, recent changes shall not impact Group 2007 results.

2. Change in Michelin Sales

2.1 Overview of Group Net Sales

During the first nine months of 2007, net sales rose 4.0% versus the same period of 2006.

The increase resulted from the following factors:

- **+ 2.9 % positive volume impact** mainly due to Truck tire sales (despite some slowdown in the third quarter) and Specialty tire sales, while Passenger car and Light truck tire sales increased more moderately;
- **+ 4.2% continued very positive price/mix effect,** reflecting the impact at the beginning of the year of price increases principally implemented in the second half 2006 and further brand and segment mix enrichment. As the Group had indicated, the positive price effect was less marked in the third quarter;
- **- 3.0 % negative currency impact**, resulting mainly from the depreciation relative to the euro of the U.S. dollar (- 7.4%), the Canadian dollar (- 5.1%), the Mexican peso (-7.7%), the Japanese yen (- 10.1%) and the South African rand (- 14.4%).

2.2 Breakdown of Net Sales by Reporting Segment

Net sales in EUR million	3rd Quarter 2007	3rd Quarter 2006	% Change
RS1 (Passenger car / Light truck and related distribution)	2,256	2,219	+ 1.7%
RS2 (Truck and related distribution)	1,430	1,386	+ 3.2%
RS3 (Specialty businesses[1])	498	476	+ 4.6%
Group Total	4,184	4,081	+ 2.5%

[1] Earthmover, Agricultural, Two-wheel and Aircraft tires; Maps and Guides; ViaMichelin and Michelin Lifestyle.

Net sales in EUR million	9 months 2007	9 months 2006	% Change
RS1 (Passenger car / Light truck and related distribution)	6,744	6,586	+ 2.4%
RS2 (Truck and related distribution)	4,176	4,013	+ 4.1%
RS3 (Specialty businesses[1])	1,665	1,505	+ 10.7%
Group Total	12,586	12,104	+ 4.0%

[1] Earthmover, Agricultural, Two-wheel and Aircraft tires; Maps and Guides; ViaMichelin and Michelin Lifestyle.

2.2.1 Passenger Car and Light Truck Tire and Related Distribution (Reporting Segment 1)

In Europe,

the Group further strengthened its positions in the **replacement market**, in both Western and Eastern Europe, across segments. The brand mix benefited from good Michelin brand sales performance, translating into further unit sales price increases.

Original Equipment sales growth was in line with markets.

In North America,

Michelin's **Replacement** sales growth was slightly below market growth across the region and the Michelin brand globally retained its positions.

Average unit sales prices posted significant increases, partly owing to the full impact of price increases passed in October 2006 and partly to brand and segment mix improvements.

In **Original Equipment**, Group sales were in line with the market.

In Asia, **Replacement** sales were up, driven by good Michelin brand sales performance across the region reflecting brand mix enrichment. Growth remained strong in China, Pacific Rim, Korea and India. Conversely, business in Japan was hurt by a late start to the winter season. Overall, Michelin sales were in line with markets in that part of the globe.

In South America, Michelin's **Replacement** sales were in line with the market.

In **Africa and the Middle-East**, Group sales experienced sustained growth, outpacing market growth in many countries.

2.2.2 Truck Tire and Related Distribution (Reporting Segment 2)

In Europe,

In a supportive environment, Michelin further increased its market share in Eastern Europe. Group **replacement** sales, however, were limited by fully stretched industrial capacity, which did not enable it to satisfy all demand.

Price increases implemented during the first half stuck.

The sales of tires benefiting from state-of-the-art « Michelin Durable Technologies » posted significant success, which once more confirmed market need for high-value added products.

Retread business was brisk over the quarter.

Original Equipment sales volumes rose sharply, but, in a booming market, Michelin was not able to meet all customer requirements, translating into a slight erosion of its positions.

In North America,

In what remained a declining **replacement** market, Michelin further strengthened its positions. This performance was mainly due to the strong share of Michelin brand tires in overall sales (reflecting brand mix enrichment) and to brisk business with the larger truck fleets.

Unit sales prices improved, supported by the price increases implemented in 2006 and at the end of the first half 2007.

In a declining market, the Group's **Retread** operations were again strengthened. The acquisition of Oliver Rubber announced by the Group will further enrich Michelin's commercial retread offering.

In **Original Equipment**, Group sales declined less than the market. The Group is backed by long-term partnerships forged with most of its OEM customers.

In Asia,

Group sales were largely supported by fine commercial performance especially in China (where Michelin continued to build its positions) and in the Pacific Rim despite unfavorable trend changes in Japan and Taiwan.

Retread operations continued to post sustained growth rates.

In South America,

In both the original equipment and replacement segments, Group sales grew in line with market trends, and the mitigated performance recorded in Brazil was offset by Group dynamic sales in the Spanish-speaking countries.

2.2.3 Speciality Tire (Reporting Segment 3)

Earthmover: net sales rose sharply in the first 9 months of 2007, supported by price increases implemented in 2006 and by capacity increases, especially in the surface mine segment and despite the slowdown noted in the US civil engineering industry.

Agricultural: thanks to an improvement in customer satisfaction rate and new product launches, net sales rose sharply and the Group enhanced its radial tire positions in both the Original Equipment and Replacement segments.

Two-Wheel: net sales were boosted by an increase in sales volume thanks to successful introduction of Michelin Pilot Road 2 new radial tire ranges for motorcycles.

Aircraft: capacity increases were brought on stream and new contracts were signed with airlines, translating into a substantial increase in sales.

3. Outlook for the full year

The trends observed at the end of September 2007 should not change significantly by the end of the year.

- **Passenger car and light truck** markets
    - **Replacement**: moderate growth worldwide, including in Asia, due to weak demand in Japan.
    - **Original equipment:** satisfactory growth (driven by rising living standards in emerging regions and by recovery in Europe) but North American markets should remain down in 2007.
- **Truck** markets
    - **Replacement**: strong demand in emerging countries, satisfactory growth in Europe (although slowing down in the second half), and still depressed in North America in light of the economic environment and its dampening effect on road freight, which will decline versus 2006.
    - **Original equipment:** continued sharp contrast between Europe growing strongly and North America, declining significantly. In Asia and South America demand should continue to trend up strongly.

Estimated full-year change in 2007 tire markets versus 2006

	Europe	North America	Asia	South America	Africa/Middle-East
Passenger car / light truck original equipment	+ 3.4%	- 2.2%	+ 6.4%	+ 12.0%	+ 3.4%
Passenger car/light truck replacement	+ 1.6%	+ 2.0%	+ 3.4%	+ 1.7%	+ 3.2%
Truck original equipment *	+ 17.1%	- 27.6%	+ 10.0%	+ 30.0%	- 0.5%
Truck replacement*	+ 3.8%	- 4.4%	+ 8.5%	+ 12.0%	+ 5.4%

* Europe (Excluding CIS)

The Group confirms its estimation of a moderate cost burden increase of around EUR 60 million for raw material costs over the full year 2007 versus 2006. The latest round of price increases for a number of raw materials, including natural rubber and oil, will not impact the Group's 2007 accounts: indeed, there is a 4 to 6-month lag between raw material purchases and the sale of finished products made out of them.

Against this background, Michelin confirms that fiscal 2007 should post a substantial improvement relative to financial year 2006. Full-year operating margin before non-recurring items is therefore expected to approach the first year-half level.

4. Third Quarter 2007 Highlights

Pursuit of the European Competitiveness improvement plan

On October 3, 2007 Michelin announced further measures to strengthen the Group's productivity in Western Europe:

In France, Michelin presented a project to stop production in the Toul plant in 2009. This plant, which produces middle-of-the-range passenger car tires, is no longer competitive as its production costs are more than 50 % higher than that of its competitors.

In Spain, Michelin announced a plan spanning the 2008-2011 period to modernize and reorganize its production, along with an EUR 320 million investment.

- The Lasarte plant will specialize to become a world-class high-performance motorcycle tire facility. The site's Passenger car tire production will stop at the end of 2008, as its processes and size are no longer adapted for this activity. EUR 50 million will be spent to modernize the site;
- The Vitoria plant will increase its Passenger car and Earthmover tire production;
- The Aranda plant will specialize in the production of the new Michelin Durable Technologies Truck tire ranges;
- and the Valladolid plant will expand its Passenger car and Agricultural tire production and Truck tire retreading activities. Mold production operations will be outsourced.

Michelin is committed to do its utmost to reclassify or implement early retirement measures for the employees affected by these measures.

Michelin further invests in its US South Carolina manufacturing sites.

Michelin announced in early August that it will invest USD 350 million over four years to expand and modernize its main facilities in South Carolina:

- Anderson County: increased production of semi-finished materials and modernization of current equipment at Michelin's Sandy Springs and Starr plants,
- Greenville County: improvements to the tire building facilities,
- Lexington County: modernization of equipment and increased Earthmover tire production capacity

- Spartanburg County: increased production of Michelin X One® wide single and military tire production.

Expansion has already begun in Summer at some of the sites to meet the growing demand for Michelin tires across several product lines.

Project to Build a Second Tire Plant in Mexico

Michelin plans to invest up to USD 740 million by 2014 to build a Passenger car and Light truck plant in Mexico, the world's ninth largest tire market. Construction of the plant, which will be located in the State of Guanajuato, is expected to begin in late 2008 with production startup in 2010. The site will produce Michelin® brand tires (including SUV and high-performance tires). The new plant's production will help meet growing demand for Michelin tires in North America.

Retreading: acquisition of Oliver Rubber Co.

In October, Michelin North America announced that it signed an agreement to acquire Oliver Rubber Company, a subsidiary of Cooper Tire & Rubber Company, for an amount of USD 69 million. Oliver produces tread rubber and retreading equipment.

The acquisition will enable Michelin to extend its reach in the growing commercial retreading market. In 2005 Michelin announced a major expansion of its tread manufacturing facility in Covington, Ga. and, more recently (July 9, 2007), the opening of a new manufacturing facility in Mexico.

Standard and Poor's upgraded Michelin's rating.

On August 3, 2007, Standard & Poor's revised its Group outlook to stable from negative. At the same time, Standard & Poor's raised Michelin Group's short-term corporate credit rating to 'A-2", and affirmed its 'BBB' long-term corporate credit rating.

Standard & Poor's indicated that « Michelin will continue to gradually improve its profitability and cash flow generation, thanks to the effect of the cost reduction measures and capacity improvements started in the past two years ».

Michelin's new Energy Saver tire helps protect the environment.

Michelin presented the latest addition to its Energy tire range, Michelin Energy Saver, at the Frankfurt International show in September. The technology around which this tire is built will reduce rolling resistance by 20% and deliver an 0.2 liter fuel savings per 100 km in combined cycle driving, or 4g of CO_2 per km. Over a vehicle's life, this amounts to an average of 1 tonne of CO_2 which is not released into the atmosphere.

The new Michelin Energy Saver tire has been chosen as the original equipment for all new Peugeot 308 cars (engine power 1.6 HDi, 90 & 110 hp). The new tire will be available on the replacement market in early 2008.

United States: Michelin topped J.D. Power's survey.

Michelin's tires scored highest in all four segments of JD Power and Associates' 2007 Original Equipment Tire Customer Satisfaction Study in the United States: Luxury/Sport and SUV (for the fourth year running), Pick-up/Full-size Van (for the third year running) and Mass market/Non-luxury.

BFGoodrich came second in the Pick-up/Full size van category.

Europe: Michelin tires rewarded for reliability and durability

Michelin received the Frost & Sullivan Customer Choice Award for Brand Offering 2007, in the "Safe and Durable Tire and « Best Overall Tire Brand" categories.

The award was based on a study called « Voice of the Customer Study on Driving Dynamics», covering 2,000 people in Germany, Spain, France, Italy and the UK. The Michelin brand topped the survey in all five markets surveyed. Consumers also consider Michelin to be Europe's most innovative tire manufacturer.

New Michelin Primacy Alpin topped overall winter tire ranking.

Michelin Primacy Alpin was awarded the highest distinction – a "Highly Recommendable" rating by ADAC (Allgemeiner Deutscher Automobil Club), Europe's largest automobile club. The tests covered 16 different tire brands of the 205/55 R 16 H size.


MICHELIN
A better way forward

The tires were tested for their grip on snow and ice-covered roads, as well as on wet and dry pavement. Tire durability was also measured, and in this category the Michelin Primacy Alpin received the highest absolute score, ahead of all competitors.

*

* *

Third quarter information to September 30, 2007 will be presented at a telephone conference in English later today (Monday, October 29, 2007) at 6 :30 pm, Paris time (5 :30 GMT). If you wish to attend, please dial one of the following numbers from 6:20 pm:

- From France 01 72 26 01 65
- From the UK 0203 043 2440
- From the United States 1 866 907 5925
- From anywhere else + 44 203 043 2440

Please refer to the site www.michelin.com/corporate for information concerning the telephone conference.

Agenda

The Group shall publish its net sales and 2007 results on Thursday, February 14, 2008 at 8:00am (Paris time) before opening of the Paris Bourse.

The Group will publish its quarterly information at March 31, 2008 on Monday, April 28, 2008 at 5:40pm (Paris time) after closing of the Paris Bourse.

* * *

Contacts

Investor Relations	**Press Relations**
Christophe Mazel: +33 (0) 4 73 32 24 53 +33 (0) 1 45 66 16 15 christophe.mazel@fr.michelin.com	Fabienne de Brébisson: + 33 (0) 1.45.66.10.72 + 33 (0) 6.08.86.18.15 fabienne.de-brebisson@fr.michelin.com
Jacques-Philippe Hollaender +33 (0) 4 73 32 18 02 +33 (0) 6 87 74 29 27 jacques-philippe.hollaender@fr.michelin.com	**Individual Shareholder Relations** Jacques Engasser: + 33 (0) 4 73 98 59 08 jacques.engasser@fr.michelin.com

MICHELIN
A better way forward

Translation of French Text published in the
Bulletin Des Annonces Legales Obligatoires ("BALO") on November 2, 2007

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Partnership limited by shares with capital of 287,775,768 Euros
Registered Office: 12, cours Sablon, 6300 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2007	**2006**
From January 1 through March 31	4,200	3,980
From April 1 through June 30	4,202	4,043
From July 1 through September 30	4,184	4,081
Total for the three periods	12,586	12,104

END